Bespoke Tricycles Inc.

145-147 St. John Street

London, United Kingdom, EC1V 4PW

October 11, 2012

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: John Stickel

Re: Bespoke Tricycles Inc.

Registration Statement on Form S-1

Filed September 4, 2012

File No. 333-183710

Dear Mr. Stickel:

I write on behalf of Bespoke Tricycles Inc., (the “Company”) in response to Staff’s letter of September 26, 2012, by Max A. Webb, Assistant Director, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1, filed September 4, 2012, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

General

1. Please revise throughout to clarify that Mr. Goodhew is the sole officer and director. We note references throughout your filing to your “officers” and “directors.”

In response to this comment, the Company revised its disclosures to clarify that Mr. Goodhew is the sole officer and director.

2. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company and revise your prospectus to:

  Describe how and when a company may lose emerging growth company status;
  Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
  State your election under Section 107(b) of the JOBS Act:
    If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
    If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosure.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

In response to this comment, the Company revised its prospectus cover page to disclose that it is an emerging growth company, and included the remaining requested disclosures above in the MD&A portion of the prospectus.

3. We are unclear whether your operations are conducted in the United Kingdom. If they are, please tell us if the independent registered public accounting firm performed the audit of the Company’s financial statements using its own employees or whether it relied on the work of another firm or by using the work of assistants engaged from outside of the firm. Please tell us whether the audit of the Company’s financial statements was completed by personnel from the firm Silberstein Ungar, PLLC or by using the work of other auditors or outside assistants. Furthermore, if the audit was completed using the work of other auditors or outside assistants, please explain how the independent registered accounting firm complied with the guidance outlined in Staff Audit Practice Alert No. 6 issued by the Public Company Accounting Oversight Board on July 12, 2010. We may have further comment upon reviewing your response.

In response to this comment, the Company’s operations have been conducted in the United Kingdom, but all sales are made over the internet. The Company’s independent registered public accounting firm performed the audit of its financial statements using its own employees.

Summary, page 5

4. Please provide a brief description of your vending tricycles in the summary so investors can have a better understanding of the use and purpose of your product.

In response to this comment, the Company included a brief description of its vending tricycles in the summary section.

5. Please revise to include your revenues and net income as of the most recent audited period and interim stub. In addition, disclose your monthly "burn rate," how long your present capital will last at that rate, and an estimate of the amount of funds needed to accomplish your business goals. Please also disclose your current cash balance on hand as of the most recent practicable date and update that with any subsequent amendment.

In response to this comment, the Company revised its disclosure to include revenues and net income of the most recent audited period and interim stub. In addition, the Company disclosed its monthly burn rate, how long capital and revenues are expected to sustain operations, and an estimate of the amount of funds needed to accomplish its business goals. The Company has included a cash balance as of September __, 2012, and will provide an updated disclosure with each subsequent amendment.

The Offering, page 6

6. Please revise to clarify here and throughout that there is no guarantee that your common stock will ever be quoted on the OTC Bulletin Board.

In response to this comment, the Company revised its disclosure throughout to state that there is no guarantee that its common stock will ever be quoted on the OTC Bulletin Board.

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Risk Factors, page 7

7. We note your disclosure that the “risks and uncertainties described below are not the only ones that impact on our operation and business.” Please revise this section to clarify that you have discussed all known material risks.

In response to this comment, the Company removed that portion of the disclosure and replaced it with a more general heading statement.

8. Please include appropriate risk factor disclosure regarding conducting a best efforts offering with no minimum as a company in need of significant additional financing, and also discuss and quantify the amount of additional funds your require to develop your business.

In response to this comment, the Company included a risk factors regarding conducting a best efforts offering with no minimum and no benefit of a placement agent. The Company also discussed the need for additional funds and quantified the amount of additional funds needed to develop its business.

9. Please revise to add risk factors that discuss the risks of having a sole director and officer, including the risk that, because your sole executive officer occupies all corporate positions, it may not be possible to have adequate internal controls and that, because the sole director and officer will determine his salary and perquisites, you may not have funds available for net income or explain why such risk factors are not necessary.

In response to this comment, the Company included a risk factor that discusses the risks associated with having a sole officer and director.

10. Please revise the first risk factor on page eight to add a bullet for the risk/need to secure adequate financing to accomplish the items listed in the other bullets.

In response to this comment, the Company included a bullet about the need to secure adequate financing to accomplish the items listed in the other bullets.

11. Consistent with your disclosure on pages F-7 and 34, please add a risk factor to discuss the other business activities of your sole officer and director, Mr. Goodhew, and the potential conflict of interests that exists in relation to those other activities. Please also revise to disclose the approximate average number of hours Mr. Goodhew devotes to your business each week, and add comparable disclosure to the biographic description on page 34.

In response to this comment, the Company included a risk factor that discusses the other business activities of Mr. Goodhew and the potential conflict of interests that exists in relation to those other entities. There is no set amount of time that Mr. Goodhew is obligated to devote to the Company’s affairs, but it is estimated that he will spend 15 hours a week on Company business.

12. Please revise to add risk factors that discuss the additional costs you expect to incur as a public company and address any risk of the ability of your company to absorb such costs.

In response to this comment, the Company included a risk factor about the additional costs the Company expects as a public company and addressed the risks associated with its ability to absorb such costs.

Our officers have no experience in managing a public company, page 11

13. Please revise to remove the word "substantial" to describe your officer's business experience, as such marketing language should not be contained in the prospectus.

In response to this comment, the Company removed the language as requested.

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Description of Business, page 23

14. Please revise your disclosure to provide a basis for the follow assertions or beliefs in this section, or revise to remove the relevant statements:

  Page 24: The demand for your products has often outstripped supply.
  Page 24: Your competitors are not able to deliver their tricycles abroad without incurring substantial shipping charges, and businesses or individuals are unable to purchase such tricycles due to the cost of delivery.
  Page 25: Your tricycles have proved very popular amongst entrepreneurs.
  Page 25 and 28: Your tricycles are significantly cheaper than other competitors.
  Page 25: The popularity of your tricycles is increasing.
  Page 25: Your tricycles are ideal for a large number of people currently wishing to start their own small business.
  Page 25: In the current economic environment more and more people are setting up their own small scale businesses.
  Page 26: DHL has expressed interest in the advantages of tricycles and UPS has started to use more and more tricycles.
  Page 27: The growth in the number of couriers/small businesses that are using tricycles to deliver parcels/goods in efforts to curb global emissions.

In response to this comment, the Company revised or removed the relevant statements.

15. Please revise to disclose the aggregate number of tricycles you have sold.

In response to this comment, the Company revised the disclosure to indicate that 136 units have been sold to date.

16. Please revise to remove the phrase "top quality" to describe your tricycles, as such marketing language should not be contained in the prospectus.

In response to this comment, the Company removed the language as requested.

17. Please revise to remove the images of tricycles produced by your competitors. Also remove the narrative text about entities using your competitor’s tricycles.

In response to this comment, the Company removed the images and text as requested.

18. Please revise page 27 to discuss and quantify the anticipated costs of developing a premiere website containing the features you reference. Please also reconcile your disclosure on page 28 that you intend to develop your own website, with your disclosure on page 25 that you already have a website.

In response to this comment, the Company provided the requested disclosures.

Financial Statements as of October 31, 2011 and 2010 and for the years ended October 31, 2011 and 2010

19. Please explain why the Company had results of operations for the year ended October 31, 2010 but no cash flows for this period and no assets, liabilities or equity as of October 31, 2010.

In response to this comment, in 2010, the Company had no bank account and at year-end it had no assets or liabilities and no equity as all activities (revenues and expenses) were going through the shareholder’s personal bank account and all net profits were being distributed to that shareholder as compensation expense.

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20. Your financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

In response to this comment, the Company included financial statements for July 31, 2012.

21. Please provide a currently dated consent from the independent public accountant in any future amendments to the S-1 registration statement.

In response to this comment, the Company will provide a currently dated consent from the independent public accountant in any future amendments to the S-1Registration Statement.

Management’s Discussion and Analysis of Financial Condition, page 32

Our Plan for the Next 12 Months, page 32

22. Please significantly revise to provide investors with a detailed description of your business plans. In this regard, please expand your disclosure by providing a more detailed discussion of the real costs and timelines you face in reaching your goals. For example, please describe in greater detail: (a) the type of facility you hope to lease, where you expect it will be located, and how you plan to conduct your search for such facility; (b) the type of machinery, equipment and supplies you intend to purchase in an effort to increase production and whether you have identified suppliers for such items; (c) the type of employees you hope to hire, how you intend to search for qualified applicants, whether you believe training will be necessary and if so how you intend to provide it, and how the new employees will fit into your team; (d) your plans for setting up and online shop and how it will fit into your overall sales and marketing strategy; and (e) the identity of your target market and your plan for reach this market. In addition, please provide a timeline and budget for each of the steps you intend to take as part of your business plan.

In response to this comment, the Company revised its disclosures to address the information requested.

23. Please expand your disclosure to discuss the international markets you hope to establish your brand and company within and provide a detailed discussion of your plan for targeting, reaching and servicing such markets.

In response to this comment, the Company revised its disclosures to discuss the international markets it hopes to establish its brand and company within, and a plan for reaching and servicing those markets.

Results of Operations for the Six and and Three Months Ended April 30, 2012 and 2011, page 32

24. Please note that Management’s Discussion and Analysis of Results of Operations should cover all periods presented in the financial statements. Currently, the only period addressed is the interim period ended April 30, 2012. Please revise to discuss your results of operations for the years ended October 31, 2011 and 2010.

In response to this comment, the Company revised its disclosure to account for the years ended October 31, 2011 and 2010 in the MD&A.

25. Furthermore, your discussion of results of operations merely reiterates what is in the financial statements. This section is supposed to analyze the fluctuations for each line item from period to period and explain the facts or circumstances responsible for changes in the Company’s revenues and expenses for the periods presented. Please revise your MD&A discussion accordingly.

In response to this comment, the Company revised its disclosures to analyze the fluctuations for each line item from period to period and explain the facts and circumstances responsible for the revenues and expenses.

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Liquidity and Capital Resources, page 33

26. Please revise your discussion of your cash provided by and used by operating and financing activities to discuss the periods presented in your audited statements of cash flows (i.e., the years ended October 31, 2011 and 2010) rather than the period from August 8, 2011 through April 30, 2012.

In response to this comment, the Company revised its disclosure to provide discussion of the nine months ended July 31, 2012 and 2011 and the years ended October 31, 2011 and 2010 for cash used by operating and financing activities.

27. We note the disclosure that you have "outlined above" your plan to spend approximately $200,000 toward the initial implementation of your business plan during the first fiscal year, but are unable to locate such disclosure in the earlier part of the MD&A. Please revise accordingly.

In response to this comment, the Company revised the MD&A to explain that the Company expects to spend $200,000 toward the implementation of its business plan.

Going Concern, page 33

28. If true, please revise to clarify that there are no written commitments for Mr. Goodhew to provide additional loans and that there is no guarantee that funds will be made available by Mr. Goodhew even if you are in need of additional financing.

In response to this comment, the Company revised its disclosure to state that there are no written commitments from Mr. Goodhew to provide additional loans and that there is no guarantee that funds will be made available by Mr. Goodhew even if the Company is in need of additional financing.

Directors and Executive Officers, page 34

29. Please revise to disclose the name of the London school that employs Mr. Goodhew as a teacher and clarify if he serves in a full-time capacity in this position.

In response to this comment, the Company revised its disclosure to indicate that Mr. Goodhew is employed at Sacred Heard Catholic School - a specialist Mathematics, Computing & Language College - and he teaches Geography there on a part time basis.

30. Please clarify whether Mr. Goodhew is still involved with the business of providing mobile gyms and also provide a brief description of the Unlimited Award and its applicability to that business.

In response to this comment, the Company revised its disclosure to state that Mr. Goodhew was awarded £4,000 from Unltd- for Social Enterprises in order to invest in the business, and that he is not involved with the business anymore.

Certain Relationships and Related Transactions, page 38

31. It appears from your disclosure on page F-15 that Mr. Goodhew provides office space to you at no cost. Please disclose your rent arrangement in this section.

In response to this comment, the Company provided the rent arrangement with Mr. Goodhew in the section as requested.

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Item 13. Other Expenses of Issuance and Distribution, page 40

32. Please revise to remove the language referencing selling shareholders or advise.

In response to this comment, the Company removed all language referencing selling shareholders.

Please accept this correspondence as acknowledgement by the Company of the following:

▪	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
▪	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
▪	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ John Goodhew

John Goodhew

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